SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 8)

                        BANKUNITED FINANCIAL CORPORATION
                        --------------------------------
                                (Name of Issuer)

                              Class A Common Stock
                             -----------------------
                         (Title of Class of Securities)

                                    06652B103
                                   -----------
                                 (CUSIP Number)

                                Alfred R. Camner
                        Camner, Lipsitz and Poller, P.A.
                           550 Biltmore Way, Suite 700
                           Coral Gables, Florida 33134
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   See Item 3
                          -----------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                               Page 1 of 10 pages

CUSIP No. 06652B103

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         1)       Name of Reporting Person; S.S. or I.R.S. Identification No. of
                  Above Person

                           Alfred R. Camner

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         2)       Check the Appropriate Box if a Member of a Group

              (b) [X]      The Reporting Person disclaims membership in a group.

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         3)       SEC Use Only

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         4)       Source of Funds

                   See Item 3.

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         5)       Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e) [_]

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         6)       Citizenship or Place of Organization
                           United States

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Number                     7)   Sole Voting Power

of                              1,713,935

Shares                     -----------------------------------------------------

Beneficially               8)   Shared Voting Power

Owned                           211,542

By                         -----------------------------------------------------

Each                       9)   Sole Dispositive Power

Reporting                       1,713,935

Person                     -----------------------------------------------------

with                       10)  Shared Dispositive Power

                                204,486

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                               Page 2 of 10 pages

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person

                           1,925,478

--------------------------------------------------------------------------------

         12) Check if the Aggregate Amount in Row (11) excludes certain shares [X] *

                  * Does not include shares subject to options which are not exercisable within 60 days.

--------------------------------------------------------------------------------

         13)      Percent of Class Represented by Amount in Row (11)

                           9.9%

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         14)      Type of Reporting Person

                           IN

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                               Page 3 of 10 pages

ITEM 1.  SECURITY AND ISSUER

         This amended Schedule 13D relates to shares of Class A Common Stock (the "Class A Common Stock") of BankUnited Financial Corporation (the "Corporation"), a savings and loan holding company, the principal subsidiary of which is BankUnited, FSB. The address of the Corporation's principal executive offices is 255 Alhambra Circle, Coral Gables, Florida 33134.

         The shares of Class A Common Stock shown in Item 5 as beneficially owned by Alfred R. Camner (the "Reporting Person") include shares that would be received by the Reporting Person (i) upon the exercise of options exercisable within 60 days to acquire shares of Class A Common Stock and Class B Common Stock (collectively, the "Common Stock") and shares of Noncumulative Convertible Preferred Stock, Series B (the "Series B Preferred Stock"), and (ii) upon the conversion of shares of the Class B Common Stock and the Series B Preferred Stock beneficially owned by the Reporting Person, including shares which may be received upon the exercise of options exercisable within 60 days. Each share of Series B Preferred Stock is convertible into 1.4959 shares of Class B Common Stock and each share of Class B Common Stock is convertible into one share of Class A Common Stock.

ITEM 2.  IDENTITY AND BACKGROUND

         This amended Schedule 13D is filed by the Reporting Person, a United States citizen, whose principal occupations are Chairman of the Board and Chief Executive Officer and Director of the Corporation and BankUnited, FSB, and Senior Managing Director of the law firm of Camner, Lipsitz and Poller, Professional Association, 550 Biltmore Way, Suite 700, Coral Gables, Florida.

         The Reporting Person during the last five years has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         See Exhibit 1.


ITEM 4.  PURPOSE OF TRANSACTION

         See Exhibit 1.

                               Page 4 of 10 pages

ITEM 5.           INTEREST IN SECURITIES OF ISSUER

         Set forth below is information relating to the beneficial ownership of Class A Common Stock by the Reporting Person (assuming the exercise of stock options exercisable within 60 days and the conversion of all shares of Class B Common Stock and Series B Preferred Stock which are either held or subject to options exercisable within 60 days).

                                    Voting                          Dispositive
                                     Power                              Power                         Total
                            ---------------------               --------------------              (Percent of
                            Sole           Shared               Sole          Shared           Shares Outstanding)
                            ----           ------               ----          ------           -------------------
Alfred R. Camner         1,713,935         211,542           1,713,935        204,486            1,925,478 (9.9%)
                                         (1)(2)(3)(4)                           (2)

---------------------------
(1) Includes shares which are held or may be acquired by Anne Camner, the Reporting Person's wife. The Reporting Person has been granted voting power for these shares under a revocable proxy.

(2) Includes shares which are held or may be acquired by Anne Solloway, the Reporting Person's mother. The Reporting Person has been granted voting and dispositive power under a durable family power of attorney as to all shares held by Anne Solloway.

(3) Includes shares which are held or may be acquired by an irrevocable trust for the benefit of the Reporting Person's descendants, of which the Reporting Person is trustee.

(4) Also includes shares which are held or may be acquired by the Camner Family Foundation, Inc. a non-profit charitable foundation within the meaning of Section 501(c)(3) of the Internal Revenue Code, of which the Reporting Person is a director.

         Anne Camner is a United States citizen and private investor whose address is 550 Biltmore Way, Suite 700, Coral Gables, Florida 33134.

         Anne Camner during the last five years has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Anne Solloway is a United States citizen and private investor and whose address is 550 Biltmore Way, Suite 700, Coral Gables, Florida 33134.

         Anne Solloway during the last five years has not (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                               Page 5 of 10 pages

         See Exhibit 1 for information on the Reporting Person's transactions in the class of securities reported.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Item 5.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 Description of transactions in the Corporation's stock by the Reporting Person.

                               Page 6 of 10 pages

Signature.
---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

                                                         /s/ Alfred R. Camner
                                                         -----------------------
February 22, 2000                                        Alfred R. Camner

                               Page 7 of 10 pages

                                  EXHIBIT INDEX

EXHIBIT                            DESCRIPTION
-------                            -----------
   1 Description of transactions in the Corporation's stock by the Reporting Person.

                               Page 8 of 10 pages

                                    Exhibit 1

         This amended Schedule 13D has been filed to reflect acquisitions of securities by the Reporting Person which in the aggregate increase the Reporting Person's beneficial ownership of the Class A Common Stock by one percent or more since the last amendment.

         Set forth below is a summary of the Reporting Person's acquisitions in the Corporation's stock since February 17, 1999 (the date of the last transaction reported in Amendment No. 6 to this Schedule 13D). The stock and stock options granted by the Corporation as indicated below have been granted under the Corporation's 1996 Incentive Compensation and Stock Award Plan (the "1996 Plan") for services rendered as a director or officer of the Corporation. All transactions were effected at the Corporation's principal executive offices in Coral Gables, Florida.

                                   Number of
             Number of Shares        Shares        Price Per                  Description of
  Date             Acquired         Disposed         Share                Transaction Effected
--------     --------------------- ----------      ---------      ----------------------------
12/17/99           3,000                              $7.375      Open market purchase with personal funds,
                                                                  for investment purposes.

12/7/99            5,000                             $8.8178      Open market purchase with personal funds,
                                                                  for investment purposes.

12/7/99            7,000                             $8.8178      Open market purchase with personal funds,
                                                                  for investment purposes, by trust for the
                                                                  benefit of descendants (the "Trust").

11/17/99          75,000                                  --      Option to purchase 75,000 shares of Class A
                                                                  Common Stock at an exercise price of $8.625
                                                                  per share, granted under the 1996 Plan as a
                                                                  bonus for fiscal 1999 services.  This option is
                                                                  not exercisable within 60 days.

11/17/99             138                              $8.625      The Reporting Person and his mother were
                                                                  each granted 69 shares of Class A Common
                                                                  Stock under the 1996 Plan for directors' fees.

11/17/99           1,200                                  --      The Reporting Person's mother was granted
                                                                  an option under the 1996 Plan to purchase
                                                                  1,200 shares of Class A Common Stock at an
                                                                  exercise price of $8.625, for directors' fees.

10/6/99            3,170                             $7.9375      Dividends on Series B Preferred Stock paid in
                                                                  shares of Class A Common Stock, including
                                                                  2,958 shares paid to the Reporting Person, 82
                                                                  shares paid to his wife and 130 shares paid to
                                                                  the Trust.

                               Page 9 of 10 pages


8/25/99            1,200                                  --      The Reporting Person and his mother were
                                                                  each granted an option under the 1996 Plan to
                                                                  acquire 600 shares of Class A Common Stock
                                                                  at an exercise price of $9.71875, for directors'
                                                                  fees.

8/25/99              372                            $9.71875      The Reporting Person and his mother were
                                                                  each granted 186 shares of Class A Common
                                                                  Stock under the 1996 Plan, for directors' fees.

7/1/99             2,043                                          Dividends on Series B Preferred Stock paid in
                                                                  shares of Class A Common Stock.

5/27/99           74,795                                  --      Option granted under the 1996 Plan to
                                                                  purchase 50,000 shares of Series B Preferred
                                                                  Stock at an exercise price of $13.1834 per
                                                                  share.  This option is not exercisable within 60
                                                                  days.

5/26/99            1,200                                  --      The Reporting Person and his mother were
                                                                  each granted an option under the 1996 Plan to
                                                                  acquire 600 shares of Class A Common Stock
                                                                  at an exercise price of $9.0625 per share, for
                                                                  directors' fees.

5/26/99              394                             $9.0625      The Reporting Person and his mother were
                                                                  each granted 197 shares of Class A Common
                                                                  Stock under the 1996 Plan, for directors' fees.

4/1/99             3,165                              $7.125      Dividends on Series B Preferred Stock paid in
                                                                  shares of Class A Common Stock.

3/24/99           17,950                                  --      Option granted as a bonus under the 1996 Plan
                                                                  to purchase 12,000 shares of Series B
                                                                  Preferred Stock at an exercise price of $9.817
                                                                  per share.

                               Page 10 of 10 pages